UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

IXIA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45071R109

(CUSIP Number)

Katelia Capital Group Ltd.

c/o Butterfield Trust (Switzerland) Limited

1206 Geneva

Switzerland

1-284-494-2434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Katelia Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS The Katelia Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Laurent Asscher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the initial Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2010 by Katelia Capital Group Ltd. (“Katelia Capital”), The Katelia Trust (the “Trust”), Butterfield Trust (Switzerland) Limited (the “Trustee”) and Laurent Asscher (“L. Asscher”) (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on April 7, 2011 (“Amendment No. 1”), and Amendment No. 2 thereto filed with the SEC on February 2, 2017 (“Amendment No. 2”). Katelia Capital, the Trust, the Trustee and L. Asscher are collectively referred to hereinafter as the “Reporting Persons.” Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported in the initial Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On April 18, 2017 (the “Closing Date”), Keysight Technologies, Inc. (“Keysight”) acquired the Issuer pursuant to an Agreement and Plan of Merger, dated as of January 30, 2017 (the “Merger Agreement”), by and among the Issuer, Keysight, and, by a joinder dated February 2, 2017, Keysight Acquisition, Inc., a wholly owned subsidiary of Keysight (“Merger Sub”). On the Closing Date, in accordance with the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the merger (the “Merger”) as a wholly owned subsidiary of Keysight. At the effective time of the Merger (the “Effective Time”):

•	each share of Common Stock outstanding immediately prior to the Effective Time (other than, if any, shares owned by Keysight or Merger Sub, or by any subsidiary of Keysight, Merger Sub, or the Issuer (except to the extent held on behalf of a third party)), was automatically cancelled and converted into the right to receive $19.65 per share in cash (the “per share merger consideration”), without interest and less any applicable withholding taxes required by law;

•	each restricted stock unit award (“RSU”) that was outstanding immediately prior to the Effective Time automatically became fully vested and was cancelled in consideration for the right to receive a cash payment equal to the product of (a) the total number of shares of Common Stock subject to such RSU and (b) the per share merger consideration, without interest and less any applicable withholding taxes required by law; and

•	each stock option that was outstanding and unexercised immediately prior to the Effective Time automatically became fully vested (to the extent not then vested) and was cancelled in consideration for the right to receive a cash payment equal to the product of (a) the total number of shares of Common Stock subject to such cancelled stock option and (b) the excess, if any, of (1) the per share merger consideration over (2) the exercise price per share of such cancelled stock option, without interest and less any applicable withholding taxes required by law.

As a result of the Merger, on April 18, 2017, (i) 13,108,000 shares of Common Stock held by Katelia were cancelled and converted into the right to receive the aggregate amount of $257,572,200 in cash, without interest and less any applicable withholding taxes required by law, (ii) 60,027 shares of Common Stock held by L. Asscher were cancelled and converted into the right to receive the aggregate amount of $1,179,530.55 in cash, without interest and less any applicable withholding taxes required by law, (iii) 2,428 RSUs held by L. Asscher immediately prior to the Effective Time automatically became fully vested and were cancelled in consideration of the right to receive a cash payment in the aggregate amount of $47,710, without interest and less any applicable withholding taxes required by law, and (iv) outstanding and unexercised stock options to purchase an aggregate of 76,000 shares of Common Stock held by L. Asscher immediately prior to the Effective Time became fully vested (to the extent not then vested) and were cancelled in consideration for the right to receive a cash payment in the aggregate amount of $535,630, without interest and less any applicable withholding taxes required by law.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    1. Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.

2. Percentage: See Row 13 of cover page for each Reporting Person.

(b)    1. Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.

2. Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.

3. Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

4. Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.

(c)    Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock in the 60 days prior to this Amendment.

(d)    Not applicable.

(e)    As a result of the Merger described in Item 4 of this Amendment, the Reporting Persons ceased to be the beneficial owners of five percent or more of the Common Stock on April 18, 2017.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1.	Agreement to File Joint Statements on Schedule 13D (hereby incorporated by reference to Exhibit 99.1 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

2.	Transfer Agreement dated as of March 2, 2010 between Technology Capital Group S.A. and Katelia Capital Group Limited (hereby incorporated by reference to Exhibit 99.2 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

3.	Share Purchase Agreement dated as of March 2, 2010 between Katelia Capital Group Ltd. and Swaylands Corp. (hereby incorporated by reference to Exhibit 99.3 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

4.	Voting and Support Agreement, dated as of January 30, 2017, by and among Keysight Technologies, Inc., Ixia, Laurent Asscher and Katelia Capital Group Ltd. (hereby incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ixia on February 1, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: April 28, 2017

KATELIA CAPITAL GROUP LTD.

By:	Pendragon Management, Sole Director

By:	/s/ Annick Ducraux
Print Name: Annick Ducraux
Title: Authorized Signatory

By:	/s/ Phil Lenz
Print Name: Phil Lenz
Title: Authorized Signatory

THE KATELIA TRUST

By:	Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ Annick Ducraux
Print Name: Annick Ducraux
Title: Authorized Signatory

By:	/s/ Phil Lenz
Print Name: Phil Lenz
Title: Authorized Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED

By:	/s/ Annick Ducraux
Print Name: Annick Ducraux
Title: Authorized Signatory

By:	/s/ Phil Lenz
Print Name: Phil Lenz
Title: Authorized Signatory

/s/ Laurent Asscher
Laurent Asscher (signature)